The Vantagepoint Funds
Attachment Filed in Response to Form N-SAR Sub-Item 77E /Legal Proceedings
dated as of December 31, 2005

In connection with this N-SAR filing, the following summary describes the only litigation in which the registrant was engaged: First Pacific
Advisers vs. The Vantagepoint Funds and Vantagepoint Investment Advisers,
LLC.

First Pacific Advisers ("FPA") was a subadviser that was terminated. They filed a lawsuit against Vantagepoint Investment Advisers, LLC ("VIA") and
The Vantagepoint Funds (" VP Funds") claiming that they were due an additional 30 days worth of advisory fees under their contract. The
VIA/VP Funds position was that assets can be reallocated at any time, as specified in the contract, and that once a reallocation has occurred, no additional advisory fees are due since the subadviser is not managing those assets.

The amount in question was approximately $180,000. These proceedings were instituted in the U.S. District Court for the Southern District of
California on January 2, 2002. VIA has undertaken to assume all of the expenses and any losses associated with this litigation, so there is no possibility that the VP Funds would sustain a loss.

In December 2003, the Court granted the VIA/VP Funds motion for summary judgment, and the case has been dismissed. FPA has appealed this ruling.

On September 14, 2005, the United States Court of Appeals, Ninth Circuit affirmed the lower court’s summary judgement ruling. This case is now terminated.